May 10, 2006

Mail Stop 4561

Eric H. Paulson
Navarre Corporation
7400 49th Avenue North
New Hope, Minnesota 55428

Re: **Navarre Corporation**
        Registration Statement on Form S-1
        Filed on April 13, 2006
        File No. 333-133280

Dear Mr. Paulson:

        This is to advise you that we have limited our review of the above-referenced filing
to the matters addressed in the comments below. Where indicated, we think you should
revise your filing in response to these comments. If you disagree, we will consider your
explanation as to why our comment is inapplicable or a revision is unnecessary. Please be
as detailed as necessary in your explanation. In some of our comments, we may ask you to
provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

Risk Factors

Any material weakness or significant deficiency in our internal controls…, page 16

    1. Please revise this risk factor to discuss your previously identified material
        weaknesses and each conclusion concerning your effectiveness or ineffectiveness
        of disclosure controls and procedures and internal control over financial reporting
        beginning with your conclusions for the fiscal year ended March 31, 2005. Please
        also revise to discuss your remediation efforts and the effects the identified
        material weaknesses and ineffective disclosure controls may have to investors. In
        addition, we note your Form 10-Q for the quarter ended December 31, 2005 states
        that there were no changes in your internal control over financial during that fiscal

quarter, however, your Form 10-Q/A for the fiscal quarter ended September 30, 2005 discusses "remediation steps" undertaken during the third fiscal quarter of 2006. Please explain.

Management

Executive Compensation, page 51

2. Pursuant to Interpretation J.8B of the Division of Corporation Finance Manual of Publicly Available Telephone Interpretations, please update your executive compensation disclosure through the end of your most recently completed fiscal year for the named executives.

3. We note in the summary compensation table you have included forgiveness of principal and interest of a company loan and earned but deferred amounts under the deferred incentive portion of Mr. Paulson's employment agreement under the heading "All Other Compensation". We do not understand why these amounts are not listed under an annual compensation heading such as "Salary" or "Bonus." Please advise.

Security Ownership of Certain Beneficial Owners and Management, page 59

4. We note the table sets forth ownership information as of December 31, 2005. Please revise to include the information as of a more recent practicable date.

Selling Shareholders, page 61

5. We note your statement that 5,699,998 shares were "originally" sold in your March 2006 private placement. We are unclear as to the scope of this statement. Advise why you determined to use the term "originally" in your disclosure.

6. In calculating the number of shares offered for sale as discussed in the first paragraph of this section it appears there could be over 12,762,981 million shares offered by this prospectus. Please confirm the 2,733,491 shares of common stock discussed in this section that are to be registered pursuant to various "registration rights" are an aggregation of the shares discussed after the colon. In addition, we note disclosure on the prospectus front cover and page 6 differs from disclosure in this section. In this section please provide a more detailed discussion of your shares registered pursuant to "various registration rights."   With respect to the 606,005 shares, are you intending to rely upon Rule 429? If so, this should be made clear in your disclosure.

7. Please revise the footnotes to your selling shareholder table to clearly state how each selling shareholder received its shares. For example, please provide this

information for Heights Capital Management, HHMI Investments, and any other selling shareholder for which there is no current discussion.

8. We note your statement in footnotes 1 and 2 and at the top of selling shareholder table that the selling shareholder information is based off of shares outstanding at December 31, 2005 and after your March private placement. Please note that the selling shareholder information should be provided close to the anticipated effective date.

9. Please advise that none of the selling shareholders are registered broker-dealers or are affiliated with a registered broker-dealer other than as disclosed in the footnotes to this section.

Description of Capital Stock, page 66

Registration Rights

10. Please revise to discuss the liquidated damages provisions (i.e., Section 2.3 of the Registration Rights Agreement) entered into in connection with the March 2006 unregistered offering.

Where you can find more information, page 70

11. Please note the address of the SEC Headquarters is now 100 F Street, N.E. Washington, D.C. 20549.

Exhibits II-3

12. Please revise your exhibit index to specifically incorporate exhibits that discuss the rights and obligations of any selling shareholders and the underlying transactions by which selling shareholders received their shares subject to resale. Please include, for example, exhibits related to the 2003 PIPE, the FUNimation acquisitions, the Bell agreements, and any placement agent agreements.

Undertakings, page II-3

13. The undertakings under Item 512 of Regulation S-K relating to Rule 415 offerings have been amended recently. Please revise.

Signatures, page II-5

14. We note that Mr. Porter executed the Form S-1 as the "Executive Vice President, Chief Financial Officer." Form S-1 requires your principal financial officer and

principal accounting officer or controller to sign as well. See Instruction 1 to
Signatures of Form S-1. Accordingly, please ensure that your next amendment
indicates who is signing in the capacity of principal accounting officer or
controller and principal financial officer.

* * * * *

As appropriate, please amend your filing in response to these comments. You
may wish to provide us with marked copies of the amendments to expedite our review.
Please furnish a cover letter with your amendments that keys your responses to our
comments and provides any requested supplemental information. Detailed cover letters
greatly facilitate our review. Please understand that we may have additional comments
after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority,
  declare the filing effective, it does not foreclose the Commission from taking any
  action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority,
  in declaring the filing effective, does not relieve the company from its full
  responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness
  as a defense in any proceeding initiated by the Commission or any person under
  the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in connection
with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions, please call Adam Halper, at (202) 551-3482. If you require additional assistance please contact the undersigned, at (202) 551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Philip T. Colton, Esq.
        Winthrop and Weinstine, P.A.
        225 South Sixth Street, Suite 3500
        Minneapolis, Minnesota 55402
        Facsimile: (612) 604-6929